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Exhibit 12(a)

CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months Ended	12 Months Ended
	September 2007	December 2006	December 2005	December 2004	December 2003	December 2002
	(In millions)
Income from Continuing Operations (Before Extraordinary Loss and Cumulative Effects of Changes in Accounting Principles)	$564.3	$748.6	$535.9	$498.4	$409.4	$515.4
Taxes on Income, Including Tax Effect for BGE Preference Stock Dividends	252.5	343.1	155.4	110.2	213.7	292.6

Adjusted Income	$816.8	$1,091.7	$691.3	$608.6	$623.1	$808.0

Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness, net of amounts capitalized	$218.4	$315.9	$297.6	$315.9	$325.6	$265.9
Earnings Required for BGE Preference Stock Dividends	15.8	21.1	21.6	21.4	21.7	21.8
Capitalized Interest and Allowance for Funds Used During Construction	13.6	13.7	9.9	9.7	11.7	42.5
Interest Factor in Rentals	3.3	4.5	6.1	4.1	3.5	2.1

Total Fixed Charges	$251.1	$355.2	$335.2	$351.1	$362.5	$332.3

Amortization of Capitalized Interest	$2.7	$4.3	$3.7	$2.8	$2.4	$1.3

Earnings (1)	$1,057.0	$1,437.5	$1,020.3	$952.8	$976.3	$1,099.1

Ratio of Earnings to Fixed Charges	4.21	4.05	3.04	2.71	2.69	3.31
(1)
Earnings are deemed to consist of income from continuing operations (before extraordinary items, cumulative effects of changes in accounting principles, and income (loss) from discontinued operations) that includes earnings of Constellation Energy's consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE's preference stock dividends), and fixed charges (including the amortization of capitalized interest but excluding the capitalization of interest).

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  Exhibit 12(a)
CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES